Exhibit 4.5
David A. Smith
Chief Executive Officer
27 September 2005
Mr. Peter D. Faulkner
7283 Highland Estates Place
Falls Church, VA 22043
Dear Peter,
I am writing to outline the terms of the company’s employment offer for the position of Senior Vice President of Engineering for Metal Storm. In this capacity you will be reporting to the Chief Technology Officer, Mr. George Bergeron and your assigned office location will be 4350 N Fairfax Drive, Suite 810, Arlington, VA 22203.
Your monthly salary will be $11,666, which is equivalent to a rate of $140,000 per year. We would like you to start as soon as practicable. As a senior member of the Metal Storm Engineering Team, you will be eligible to participate in our annual incentive compensation plan which has both short term and long term components. Your target short term performance bonus goal for the Metal Storm fiscal year which will end on December 31, 2005 will be 10% of your base salary. Your target short term performance bonus goal for the Metal Storm fiscal year which will end on December 31, 2006 will be 40% of your base salary. Short term bonuses are payable in cash and/or fully vested stock.
You will also be eligible for a long term performance bonus in the form of Metal Storm stock granted on Option. The Option would grant you 200,000 shares of Metal Storm Common Stock at an Exercise Price per Share of $AU0.40 on September 26, 2005 (The Grant Date). Upon the end of the first quarter and each subsequent quarter following the Grant Date, 1/8 of the Total Number of Shares of Common Stock covered by the Option shall vest. In no event shall the total number of shares vested exceed the Total Number of Shares of Common Stock covered by Option.
As an employee of Metal Storm, you will be eligible to receive our complete package of fringe benefits, which will include:
•	Healthcare & Disability — You will be eligible to participate in Metal Storm’s group Medical services (CareFirst PPO by BlueCross BlueShield, www.carefirst.com), Dental services (UniCare GoldPremium, www.unicare.com), and Disability programs (i.e., short/long disability insurance, including accidental death & dismemberment coverage). Metal Storm’s policy provides for 100% of premiums for these benefit programs.

•	401 K Program

•	Life Insurance — Metal Storm provides group term life insurance to all eligible employees. This policy is currently being reviewed and will likely be changed to be a multiple of salary by the end of this calendar year.

•	Four weeks of Recreational Leave, 10 Company Holidays and 8 Sick Days

•	Company paid Parking

•	Use of Company Provided Computer and Cell Phone (and/or PDA)

The following documents which must be accepted/completed by you as a condition of your employment will be sent to you under separate cover.
•	Employment Agreement Regarding Intellectual Property and Confidentiality

•	Employment Application

•	Employment Eligibility Verification (I-9, with required documents)

•	Fair Credit Reporting Act Disclosure
If you choose to accept this offer, please sign this letter in the space provided below and return it at your earliest convenience.
Acceptance Signature and Date:
/s/ PETER  D.  FAULKNER  9/27/2005
I am delighted to be able to extend this offer to you Peter and look forward to you filling a critical role on the Metal Storm Engineering Team!
Yours sincerely,
David A. Smith

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